Exhibit 99.1

Lexin Appoints Two New Directors to Expand Board

SHENZHEN, China, March 22, 2018 — LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumer finance platform for educated young adults in China, today announced the appointment of Dr. Neng Wang as an independent director of the Company’s board of directors (the “Board”), and the appointment of Mr. Xiaoguang Wu as a director of the Board, effective on March 20, 2018. These two appointments have expanded the Board to eight members, from six previously.

Dr. Wang is also serving as a member of the audit committee, the compensation committee and the nominating and corporate governance committee of the Board. Dr. Wang has replaced Mr. Keyi Chen, Mr. Jared Yi Wu, and Mr. Yibo Shao respectively from the abovementioned committees of the Board, all of whom remain as directors on the Board.

Dr. Wang has been Chong Khoon Lin Professor of Real Estate at Columbia Business School since July 2007, and a research associate at the National Bureau of Economic Research since 2009. He has widely published in leading economics, finance, and business journals. Among other awards and honors, he has won a Smith-Breeden Distinguished Paper Prize awarded by the Journal of Finance, and the Bettis Distinguished Scholar Award from Carey School of Business, Arizona State University. He was an editor in the Finance area at the Management Science and is currently an associate editor at the Journal of Finance, among others. Dr. Wang received a B.S. in physical chemistry from Nanjing University, China in 1992, an M.S. in chemistry from California Institute of Technology in 1995, an M.A. in international relations from the University of California, San Diego in 1997, and a Ph.D. in finance from the Graduate School of Business at Stanford University in 2002.

Mr. Xiaoguang Wu, also known as Free, currently serves as the co-founder of Welight Capital and as an advisor at Eleven Two Capital. He was named as senior management adviser of Tencent in June 2015. Mr. Wu joined Tencent (SEHK: 00700) in 1999, and was a member of the founding team. He led the development and product planning for Tencent’s core product, QQ, and served as project manager for the QQ research and development team. He also served as general manager of Tencent’s IM product division and the internet business division. From 2012 to 2014, Mr. Wu served as chief executive officer of Tencent’s e-commerce unit. Mr. Wu has extensive experience in product research and development, product planning, product operations and marketing internet products. He received his B.S. degree from Nanjing University in 1996, and an EMBA degree from China Europe International Business School in 2008.

“We are honored to have both Dr. Neng Wang and Mr. Xiaoguang Wu join our board of directors, and we look forward to benefitting from their insights and extensive experience,’’ said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “As Lexin continues its rapid growth by leveraging our financial technology and online consumer finance advantages, we aim to strengthen our corporate governance and oversight of key board and committee functions with these director appointments.”

Pursuant to these appointments, the Board is now comprised of eight members. The Board’s audit committee, compensation committee, and nominating and corporate governance committees now each has three members, two of whom are independent directors.

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. (“Lexin” or the “Company”) is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of user funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

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For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:
Tony Hung
Tel: +86 (755) 3637-8888 ext. 6258
E-mail: IR@lexinfintech.com

Media inquiries:
Limin Chen
Tel: +86 (755) 3367-8888 ext. 6993
E-mail: liminchen@lexinfintech.com

ICR Inc.
Media inquiries:
Edmond Lococo
Tel: +86 (10) 6583-7510
E-mail: Edmond.lococo@icrinc.com